Youxin Technology Ltd

Room 802, 803

No. 13 Hai’an Road, Tianhe District, Guangzhou, Guangdong Province ♦ People’s Republic of China

December 19, 2023

Mr. Matthew Derby

Ms. Alexandra Barone

Ms. Kathleen Collins

Ms. Chen Chen

Office of Technology

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Youxin Technology Ltd
Amendment No. 3 to Registration Statement on Form F-1
Submitted December 19, 2023
CIK No. 0001964946

Dear Mr. Derby, Ms. Barone, Ms. Collins, and Ms. Chen:

This letter is in response to the letter dated December 14, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Youxin Technology Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Staff’s comments in this response and numbered them accordingly. An Amendment No. 3 to Registration Statement on Form F-1 (the “F-1/A”) is being filed to accompany this letter.

Amendment No. 2 to Registration Statement on Form F-1

Factors Affecting Our Performance, page 54

1.	We note from your response to prior comment 3 that the customer renewal rate calculation excludes customers with existing contracts whose terms do not expire during the period. It appears from your disclosures on page F-13 that your contract terms are typically one year. Therefore, please clarify for us which customers are not subject to renewal such that they would be excluded from this calculation. To the extent contract terms extend beyond one year, either initially or upon renewal, revise to disclose as such.

Response: All of our contract terms are one-year with the option to renew for additional one-year terms prior to the expiration of the contract term. Our CRM systems display online prompts to customers about renewing services to continue access 30 days prior to the expiration of the contract term. Additionally, our customer service staff proactively communicates with customers about renewals prior to contract expiration. No contract terms, either initially or upon renewal, extend beyond one year. We have revised the disclosure on page 54 accordingly.

New customers are excluded from the customer renewal rate calculation for the fiscal year in which they initially begin service because these customers do not need to be renewed during the initial fiscal year in which they begin service. These customers would be included in the next fiscal year period’s calculation. For example, a customer who signs up for services in April 2021 with a one-year contract term ending April 2022 would not be included for the customer renewal rate calculation for the fiscal year ended September 30, 2021. Instead, this customer would be reflected in the customer renewal rate calculation for fiscal year ended September 30, 2022 because the customer would need to renew his contract prior to the expiration of the existing contract within the fiscal year ended September 30, 2022. Whether a customer is included in the calculations for interim six month periods ending March 31 will depend on whether the customer’s contract expires during the interim six month period being measured. For example, a customer who signed up in December 2021 would not be included in the calculation for the interim six month period ending March 31, 2022 because the customer’s initial contract would not have expired during the six month period ending March 31, 2022, but the customer would be included in calculation for the interim six month period ending March 31, 2023.

General

2.

We note your response to prior comment 5; however, we continue to note changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations and it continues to be unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 17, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. For example, on the cover page, you no longer disclose that the interpretation and implementation of the New Administrative Rules Regarding Overseas Listings “involve uncertainties.” Please tell us the reasons for these changes or revise your disclosure throughout the registration statement as applicable.

Response: We have revised the cover page and throughout the disclosure where appropriate.

Thank you in advance for your assistance in reviewing this response and the F-1/A. Should you have any questions with respect to the above responses, please contact me or our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Shaozhang Lin
Shaozhang Lin